Exhibit 11

Calculation of Basic Earnings Per Share

	Year Ended
	January 3, 2004	December 28, 2002	December 31, 2001

Net loss	$(1,524,000)	$(21,031,000)	$(2,980,000)

Weighted average number of common shares outstanding	24,201,000	24,198,000	24,196,000

Basic loss per share	$(.06)	$(.87)	$(.12)

Calculation of Diluted Earnings Per Share

	Year Ended
	January 3, 2004	December 28, 2002	December 31, 2001

Net loss	$(1,524,000)	$(21,031,000)	$(2,980,000)

Weighted average number of common shares outstanding	24,201,000	24,198,000	24,196,000

Dilutive effect of stock options outstanding after application of treasury stock method	0	0	0

Adjusted weighted average shares	24,201,000	24,198,000	24,196,000

Diluted loss per share	$(.06)	$(.87)	$(.12)